UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-32998

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Energy Services of America Staff 401(k) Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Energy Services of America Corporation
75 West Third Avenue
Huntington, West Virginia 25701

ENERGY SERVICES OF AMERICA
STAFF 401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2018 and 2017

With Report of Independent Registered Public Accounting Firm

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 13

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	16

Arnett Carbis Toothman llp CPAs and Advisors	actcpas.com 101 Washington Street East P.O. Box 2629 Charleston, WV 25329 304.346.0441 office│ 304.346.8333 fax 800.642.3601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Benefits Committee, and Plan Administrator

Energy Services of America Staff 401(k) Retirement Savings Plan

Huntington, West Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Bridgeport, WV  •  Buckhannon, WV  •  Charleston, WV  •  Columbus, OH  •   Meadville, PA  •   Morgantown, WV  •   New Castle, PA  •  Pittsburgh, PA

2

Report on Supplemental Information

The supplemental information in the accompanying schedules of Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2018, and Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Arnett Carbis Toothman LLP

We have served as the Plan's auditor since 2015.

Charleston, West Virginia
June 28, 2019

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	2018	2017

Assets
Investments, at fair value	$ 5,236,966	$ 4,956,701

Contributions receivable:
Employee contributions receivable	4,394	14,187
Employer contributions receivable	2,532	7,858
Notes receivable from participants	124,820	111,166
Non-interest bearing cash	10,980	-
Total assets	5,379,692	5,089,912

Liabilities
Excess contributions payable	3,178	10,342
Total liabilities	3,178	10,342

Net assets available for benefits	$ 5,376,514	$ 5,079,570

The Accompanying Notes Are An Integral
Part Of These Financial Statements

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018

Change in net assets available for benefits attributed to:
Investment activities:
Net depreciation in fair value of investments	$ (197,474)
Interest and dividends	97,651
Net (loss) from investment activities	(99,823)

Interest income on notes receivable from participants	5,799

Additions:
Employee contributions, including rollovers	461,502
Employer contributions	249,282
Total additions	710,784

Deductions:
Distributions to participants or beneficiaries	316,456
Fees and expenses	3,360
Total deductions	319,816

Change in net assets available for benefits during the year	296,944
Net assets available for benefits, beginning of year	5,079,570

Net assets available for benefits, end of year	$ 5,376,514

The Accompanying Notes Are An Integral
Part Of These Financial Statements

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Energy Services of America Staff 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL - The Plan, formerly known as the C.J. Hughes Construction Company, Inc. Management 401(k) Retirement Plan, was established effective January 1, 1992. Effective November 2009, the Nitro Electric 401(k) Plan was merged into the Plan, and effective January 1, 2010, the Plan was renamed the Energy Services of America Staff 401(k) Retirement Savings Plan. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides retirement benefits to all qualifying employees of Energy Services of America Corporation (Energy Services of America), C.J. Hughes Construction Company, Inc. (C.J. Hughes), Contractors Rental Corporation (Contractors Rental), and Nitro Electric Company, Inc. (Nitro), collectively referred to as the Employers. Qualifying employees, defined as all employees except those represented through a collective bargaining agreement, non-resident aliens, independent contractors, residents of Puerto Rico, and leased employees, become eligible to participate in the Plan after becoming at least 21 years of age with six months of service, as defined by the Plan. Entry dates are the first day of the Plan year and the first day of the fourth, seventh, and tenth month of the Plan year. The Benefits Committee is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings, and monitors investment performance. The Benefits Committee reports to the Board of Directors. The Plan was last amended effective January 1, 2016.

CONTRIBUTIONS - Participants may elect to contribute up to the maximum percentage of compensation, as defined by the Plan, subject to certain dollar limitations under the Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, collective investment trusts, and a unitized stock fund, the underlying assets of which consist primarily of Energy Services of America common stock. The Employers may make a discretionary matching contribution. Effective April 1, 2014 the Employers elected a discretionary match of 25% of eligible participant elective deferrals, not to exceed 6% of compensation as defined by the Plan. The Employers have elected to direct the investment of the discretionary matching contribution in a unitized stock fund consisting of Energy Services of America common stock. The Employers may also make a discretionary profit-sharing contribution which would be allocated to qualifying participants using a pro-rata compensation based allocation formula. The Employers made no discretionary profit-sharing contributions during the year ended December 31, 2018.

As of December 31, 2018, $7,166, $3,396, and $363 of employee deferrals, employer match, and loan principal payments, respectively, had not been allocated to participant accounts.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - DESCRIPTION OF PLAN (Continued)

PARTICIPANT ACCOUNTS - An individual account has been established for each participant into which employee contributions, employer matching and profit sharing contributions, and investment earnings are accumulated. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING - All participants are 100% vested in their individual account balances derived from elective deferrals and rollover contributions, as well as earnings thereon. Employer matching and discretionary profit-sharing contributions are vested as follows: less than one year of service - 0%; one year of service - 25%, two years of service - 50%, three years of service - 75%, four or more years of service - 100%.

NOTES RECEIVABLE FROM PARTICIPANTS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may only have one outstanding loan at any time. The loans are secured by the balance in the participant’s account and bear interest at rates of Wall Street Prime plus 1%. Principal and interest is paid ratably at least bi-weekly through payroll deductions.

PAYMENT OF BENEFITS - In accordance with the Plan agreement, distribution of benefits upon the retirement, death, disability or termination of a participant, when requested, shall be made in the form of a lump-sum cash payment equal to the value of the participant’s vested interest in his or her account, or partial payments. Balances of $1,000 or less have an automatic lump-sum cash payment. In addition, certain in-service withdrawals are permitted.

FORFEITED ACCOUNTS - At December 31, 2018 and 2017, forfeited nonvested accounts totaled $20,844 and $20,099, respectively. Forfeited accounts are used to reduce the Employers’ contributions or to pay administrative expenses of the Plan.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES RECEIVABLE FROM PARTICIPANTS - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

EXCESS CONTRIBUTIONS PAYABLE - Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2018 excess contributions to the applicable participants before March 15, 2019.

BENEFIT PAYMENTS - Benefit payments are recorded when paid.

ADMINISTRATIVE EXPENSES - Certain expenses of maintaining the Plan are paid directly by the Employers and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distribution processing, and recordkeeping expenses for specific investments are charged directly to the participant’s account and are included in administrative expenses. All other investment related expenses are included in net appreciation or depreciation in fair value of investments.

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET ADOPTED - In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU makes targeted improvements to accounting principles generally accepted in the United States of America on accounting for financial instruments related to the accounting for equity investments, the presentation and disclosure of financial instruments, and the measurement of the valuation allowance on deferred assets related to available for sale debt securities. This ASU is effective for fiscal years beginning after December 15, 2018. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2016, the Financial Accounting Standards Board issued ASU 2016-13, Financial Instruments —Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  Among other things, the amendments of this ASU require the measurement of all expected credit losses for financial assets held as of a financial reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts.  Entities will now use forward-looking information to better determine their credit loss estimates.  Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses.  The provisions of this ASU were further amended by the issuance of ASU 2018-19 which mitigates transition complexity by requiring entities other than public business entities, including certain employee benefit plans, to implement the credit losses standard for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The FASB further made clarification and targeted guidance improvements to ASU 2016-13 through the issuance of ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments on April 25, 2019.  The FASB provided further transition relief with the issuance of ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief on May 15, 2019, which applies to financial instruments for which the fair value option is elected.  For the Plan, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years.  Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, except for the amendments of ASUs 2019-04 and 2019-05, which will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Employers do not believe the implementation of these ASUs will have a material impact on the financial statements.

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965). This ASU clarifies presentation requirements for a plan's interest in a master trust and requires more detailed disclosures of the plan's interest in the master trust. The amendments also eliminate a redundancy relating to 401(h) account disclosures. This ASU is effective for fiscal years beginning after December 15, 2018. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10). This ASU provides technical corrections and improvements related to ASU 2016-01. This ASU is effective for fiscal years beginning after December 15, 2018. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2018, the FASB issued ASU 2018-09, Codification Improvements. This ASU removes, moves, and replaces specific codification guidance. This ASU is effective for fiscal years beginning after December 15, 2018. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurements. This ASU modifies disclosure requirements in ASC Topic 820, Fair Value Measurement. This ASU is effective for fiscal years beginning after December 15, 2019. The Employers have not determined the impact this will have on the Plan’s financial statements and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 or 2017.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the over-the-counter market on which the Energy Services of America common stock is traded.

Money Market Fund: Valued based on their quoted redemption prices and recent transaction prices, with no discounts for credit quality or liquidity restrictions.

Collective investment trust – capital preservation fund: A capital preservation fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Collective investment trust – target date and target income funds: As of December 31, 2017, these assets were valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018, and 2017. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Fair Value at December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 3,552,652	$ -	$ -	$ 3,552,652
Company common stock	575,619	-	-	575,619
Money market fund	17,144	-	-	17,144
	4,145,415	-	-	4,145,415
Investments measured at net asset value (a)
Collective investment trusts	-	-	-	1,091,551
	-	-	-	1,091,551
Investments at fair value	$ 4,145,415	$ -	$ -	$ 5,236,966

	Fair Value at December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments in the fair value hierarchy
Mutual funds	$ 2,339,935	$ -	$ -	$ 2,339,935
Company common stock	216,138	-	-	216,138
Money market fund	4,027	-	-	4,027
	2,560,100	-	-	2,560,100
Investments measured at net asset value (a)
Collective investment trusts	-	-	-	2,396,601
	-	-	-	2,396,601
Investments at fair value	$ 2,560,100	$ -	$ -	$ 4,956,701

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

TRANSFERS BETWEEN LEVELS

For years ended December 31, 2018, and 2017, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

INVESTMENTS MEASURED USING NAV PER SHARE AS PRACTICAL EXPEDIENT

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018, and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Redemption
				Frequency	Redemption
			Unfunded	(If Currently	Notice
	Fair Value		Commitments	Eligible)	Period
	2018	2017		2018 and 2017

Collective investment trust-
stable value fund	$ 1,091,551	$ 951,281	n/a	Daily	12 months
Collective investment trust-
target date and income fund	-	1,445,320	n/a	Daily	30 Days
	$ 1,091,551	$ 2,396,601

NOTE 4- TAX STATUS

The Internal Revenue Service has determined by a letter dated March 31, 2014, that the volume submitter plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the volume submitter plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

ENERGY SERVICES OF AMERICA
STAFF 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 5 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Effective January 1, 2015, the Employers have elected to invest these matching contributions in a unitized stock fund which holds primarily Energy Services of America common stock. In addition, participants may elect to direct the investment of other contributions, including their deferrals, to be invested in the unitized stock fund. Accordingly, these are related-party transactions. Fees incurred by the Plan for the investment management services are included in net appreciation or depreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. In addition, the Employers pay directly any other fees related to the Plan’s operation and perform various administrative functions at no cost to the Plan.

NOTE 6 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. There are currently no plans to terminate the Plan.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
  December 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Mutual Funds
	Goldman Sachs	Small/Mid Cap Growth Fund Institutional	**	$ 144,145
	Homestead	Small Company Stock Fund	**	52,896
	T. Rowe Price	Diversified Small Cap Growth Fund	**	117,154
	Vanguard	Mid-Cap Value Index Fund Admiral Shares	**	135,779
	Vanguard	Mid-Cap Index Fund Admiral Shares	**	49,663
	Vanguard	Growth Index Fund Admiral Shares	**	573,358
	Vanguard	Small-Cap Index Fund Admiral Shares	**	46,160
	Vanguard	500 Index Fund Admiral Class	**	179,693
	American Funds	Washington Mutual Investors Fund Class R-5	**	167,866
	Harbor	International Fund Institutional Class	**	182,104
	Harding Loevner	Emerging Markets Portfolio Advisor Class	**	94,571
	Voya	Global Real Estate Fund Class W	**	7,206
	Federated	Total Return Bond Fund Institutional Shares	**	23,357
	Vanguard	High-Yield Corporate Fund Admiral Shares	**	281,621
	Vanguard	Retirement Target 2050	**	53,632
	Vanguard	Retirement Target 2040	**	216,557
	Vanguard	Retirement Target 2030	**	461,000
	Vanguard	Retirement Target Income	**	476,202
	Vanguard	Retirement Target 2020	**	280,180
	Vanguard	Retirement Target 2045	**	9,508
				3,552,652

	Collective Investment Trust
	Federated	Capital Preservation Fund (IP)	**	20,738
	Federated	Capital Preservation Fund (R6)	**	1,070,813
				1,091,551

	Common Stock
*	Energy Services of America	Unitized Stock Fund	**	575,619

	Money Market Fund
	First Niagara Bank NA	Bank Deposit Sweep Program	**	17,144

				5,236,966

	Notes receivable from participants
*	Participants Loans	4.25-6.25%; maturing from 2020 to 2023	—	124,820
				124,820

				$ 5,361,786

* Indicates a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments.

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN
EIN: 20-4606266, Plan Number 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2018

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included	Contributions Not Fully Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant Contributions Transferred Late to Plan for year ended December 31, 2017	X	$ -	$ -	$ -	$ 31,859
Participant Contributions Transferred Late to Plan for year ended December 31, 2018	X	$ -	$ -	$ 30,025	$ -

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY SERVICES OF AMERICA STAFF 401(K) RETIREMENT SAVINGS PLAN

Date: June 28, 2019	By:	/s/ Charles P. Crimmel
Charles P. Crimmel
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Arnett Carbis Toothman LLP